October 23, 2018

VIA EDGAR

Mr. Charles Guidry

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F. Street, N.E.

Washington, DC 20549

Re: MJ Holdings, Inc.

Request for Acceleration of Amendment No. 1 of

Registration Statement on Form S-1/A Filed October 22, 2018

File No. 333-227735

Mr. Guidry:

In accordance with Rule 461 under the Securities Act of 1933, MJ Holdings, Inc., a Nevada corporation (the “Company”), hereby requests acceleration of the Company’s Pre-effective Amended Registration Statement on Form S-1/A (File No. 333-227735) (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on October 23, 2018. The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Daylight Time, on October 24, 2018, or as soon as practicable thereafter.

The Company acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this filing to Randolph W. Katz, Esq. at (714) 966-8807 or Alissa K. Lugo, Esq. at (407) 649-4015 of Baker Hostetler LLP, securities counsel to the Company.

Very truly yours,

/s/ Terrence M. Tierney
Terrence M. Tierney
Secretary

3275 S Jones Blvd., Suite 104, Las Vegas, NV (702) 879-4440